SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C

                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                             SCITEX CORPORATION LTD.
                       (Name of Subject Company (Issuer))

                        SCITEX CORPORATION LTD. (Issuer)
                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

             ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE
                         (Title of Class of Securities)

                                    809090103
                      (CUSIP Number of Class of Securities)

                                  Yahel Shachar
                             Chief Financial Officer
                             Scitex Corporation Ltd.
                             Tel: + (972) 3-607-5855
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With Copies to:
                    David Fox, Esq.                       Oded Eran, Adv.
       Skadden, Arps, Slate, Meagher & Flom LLP        Nechama Brin, Adv.
      Four Times Square, New York, New York 10036   Goldfarb, Levy, Eran & Co.
               Telephone: (212) 735-3000                2 Ibn Gvirol Street
                                                         Tel Aviv 64077, Israel
                                                    Telephone: (972 3) 608 9999

                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION                          AMOUNT OF FILING FEE

    N/A*                                                        N/A*

* Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

     [   ]Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ________________  Filing Party: ___________________
     Form or Registration No.:_______________  Date Filed: _____________________

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



[Logo of Scitex Corporation Ltd.]                                           NEWS

FOR IMMEDIATE RELEASE


Scitex to Divide $118 Million Distribution to Shareholders into Cash Distribution and Self Tender Offer

o Provides update with respect to the previously announced plan of $118 million cash distribution - $2.00 per share to be distributed in cash to the shareholders (aggregate of $86 million), and the balance of $32 million to be distributed through a repurchase of shares from shareholders


Tel Aviv, Israel - March 2, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced that, out of the previously announced planned cash distribution of $2.75 per share, or a total of approximately $118 million, Scitex intends to distribute $2.00 per share in cash to the shareholders (an aggregate of approximately $86 million), and to distribute the balance of approximately $32 million through a repurchase of shares from Scitex shareholders by means of a self tender offer.

The division of the $118 million allocated for distribution to shareholders between a cash distribution and share repurchase is intended to provide Scitex's shareholders with greater flexibility in determining their respective participation in the overall distribution and their proportionate shareholdings after completion of the tender offer.

The $86 million cash distribution and the $32 million self tender offer are subject to the satisfaction of certain conditions, including the approval of Scitex's shareholders and of the Tel Aviv District Court. Scitex has recently filed an application to the court seeking the court's approval for the contemplated cash distribution and self tender offer. There can be no assurance if and when such conditions will be satisfied. The cash distribution to shareholders and the amount allocated for the self tender offer will be subject to withholding taxes, if and when applicable.

$86 Million Cash Distribution
-----------------------------
Upon satisfaction of the conditions to the cash distribution, the Board of Directors will declare the distribution and Scitex will issue a press release announcing the final per share distribution amount, the record date for shareholders entitled to receive the distribution, and the distribution date. Subject to the satisfaction of the conditions, Scitex expects to effect the cash distribution in the next few months.

$32 Million Self Tender Offer
-----------------------------
Scitex also intends to commence a tender offer to repurchase a portion of its outstanding ordinary shares for aggregate consideration to the tendering shareholders of up to approximately $32 million. Scitex expects to provide additional details regarding the self tender offer in the next few weeks. Subject to the satisfaction of the above-mentioned conditions, Scitex expects to commence the tender offer in the next few months. If and when applicable, Scitex will issue a press release announcing the commencement of the self tender offer, as well as the final offer price and additional details regarding the offer.

As a result of the contemplated tender offer, Scitex's two principal shareholders, Clal Industries and Investments Ltd. and Discount Investment Corporation Ltd., who together currently hold approximately 44% of Scitex's share capital, may own more than 45% of the aggregate voting rights of Scitex. Scitex would be required to conduct the tender offer as a "special tender offer" and to obtain the approval of the non-affiliated shareholders for such offer pursuant to the requirements and proceedings set forth under Israeli law. In the event that the tender offer is not closed, Scitex will consider the alternatives for distribution of the remainder of the funds ($32 Million) to its shareholders.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The possible tender offer that is described in this press release has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission
(SEC) and the Israeli Securities Authority (ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and on the ISA's website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex's corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Scitex Corporation Ltd.

Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company's control) may be identified by the use of forward-looking terminology, such as "may", "can be", "will", "expects", "anticipates", "intends", "believes", "projects", "potential", "are optimistic", "view" and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development,
(2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company's accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and (10) the other risk factors detailed in the Company's most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.
                            ------------------------

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:       +972 3 607-5855
Fax:       +972 3 607-5844
E-mail:    yahel.shachar@scitex.com